UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 24, 2022

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis investigational oral monotherapy iptacopan demonstrates clinically meaningful superiority over anti-C5 treatment in Phase III APPLY-PNH study

Ad hoc announcement pursuant to Art. 53 LR

•	Phase III APPLY-PNH trial met its two primary endpoints for superiority versus anti- C5 treatment in adult paroxysmal nocturnal hemoglobinuria (PNH) patients with residual anemia despite prior anti-C5 treatment[1]

•	Iptacopan is an investigational, first-in-class alternative complement pathway inhibitor that specifically inhibits factor B, with potential to become the first oral monotherapy in PNH1-5

•	PNH has a significant unmet need not addressed by anti-C5 therapies; despite treatment with anti-C5s, a large proportion of people with PNH remain anemic, fatigued and dependent on blood transfusions

•	Detailed results of APPLY-PNH to be presented at an upcoming medical meeting and included as part of global regulatory submissions in 2023; separate Phase III APPOINT-PNH trial in complement-inhibitor-naïve patients ongoing

Basel, October 24, 2022 — Novartis today announced the pivotal Phase III APPLY-PNH trial met its two primary endpoints, showing investigational oral monotherapy iptacopan was superior to anti-C5 therapies (eculizumab or ravulizumab) in adults with paroxysmal nocturnal hemoglobinuria (PNH) experiencing residual anemia despite prior treatment with anti-C5s1. Detailed results will be presented at an upcoming medical meeting and included as part of global regulatory submissions in 2023.

Topline results showed a statistically significant and clinically meaningful increase in the proportion of patients treated with iptacopan (200 mg twice daily) achieving hemoglobin-level increases of 2 g/dL or more from baseline without the need for blood transfusions at 24 weeks, compared to anti-C5 therapies, a primary endpoint of the study1. Additionally, there was a statistically significant and clinically meaningful increase in the proportion of patients in the iptacopan arm achieving hemoglobin levels of 12 g/dL or more without the need for blood transfusions at 24 weeks, compared to anti-C5 therapies, also a primary endpoint of the study1. Iptacopan was well tolerated with a favorable safety profile consistent with previously reported data1,2,5.

“These positive topline Phase III results highlight the practice-changing potential of iptacopan for patients suffering from debilitating anemia and the burden of lifelong blood transfusions as a result of PNH,” said Shreeram Aradhye, M.D., President, Global Drug Development and Chief Medical Officer, Novartis. “We look forward to discussing the data with regulators so we can bring this first-in-class alternative complement pathway inhibitor as the first oral monotherapy to people living with PNH.”

Novartis is grateful to the patients and clinical investigators whose time, trust and commitment made this research possible, and is excited to continue to explore the potential of iptacopan as the first oral monotherapy option for PNH. Iptacopan is also being studied in complement- inhibitor-naïve patients with PNH in the ongoing Phase III APPOINT-PNH trial (NCT04820530), expected to read out in the coming months6.

Additionally, iptacopan is being studied in Phase III trials for the complement-mediated kidney diseases (CMKDs) C3 glomerulopathy (APPEAR-C3G [NCT04817618]), IgA nephropathy (APPLAUSE-IgAN [NCT04578834]), and atypical hemolytic uremic syndrome (APPELHUS [NCT04889430]), as well as in a number of additional indications in Phase II7-9.

About the study

APPLY-PNH (NCT04558918) is a Phase III, randomized, multinational, multicenter, active- comparator controlled, open-label trial to evaluate the efficacy and safety of twice-daily, oral iptacopan monotherapy (200 mg) for the treatment of PNH by demonstrating the superiority of iptacopan compared to anti-C5 therapies (eculizumab or ravulizumab) in adult patients presenting with residual anemia despite a stable regimen of anti-C5 treatment in the last six months prior to randomization10.

One primary endpoint was to assess the percentage of patients achieving an increase in hemoglobin levels from baseline of 2 g/dL or more in the absence of red blood cell (RBC) transfusions at 24 weeks10. Another primary endpoint was to assess the percentage of participants achieving sustained hemoglobin levels of 12 g/dL or more in the absence of RBC transfusions at 24 weeks10. Secondary endpoints include percentage of participants who remain free from transfusions, average change in hemoglobin levels, change in fatigue, average change in absolute reticulocyte counts, average percent change in lactate dehydrogenase (LDH) levels, rate of breakthrough hemolysis, and rates of major adverse vascular events10.

The trial enrolled 97 patients who were randomized in an 8:5 ratio to either twice-daily, oral iptacopan monotherapy, or intravenous anti-C5 therapies (continuing with the same regimen as they were on prior to randomization)10.

About paroxysmal nocturnal hemoglobinuria (PNH)

PNH is a rare, chronic and serious complement-mediated blood disorder2-5. People with PNH have an acquired mutation in some of their hematopoietic stem cells (which are located in the bone marrow and can grow and develop into RBCs, white blood cells and platelets) that causes them to produce RBCs that are susceptible to premature destruction by the complement system2-5,11-14. This leads to intravascular hemolysis (destruction of RBCs within blood vessels) and extravascular hemolysis (destruction of RBCs mostly in the spleen and liver), which cause anemia (low levels of circulating RBCs), thrombosis (formation of blood clots), fatigue and other debilitating symptoms that can impact people’s quality of life11-15.

It is estimated that, each year, approx. 1-2 people per million worldwide are newly diagnosed with PNH11,16. Although PNH can develop at any age, it is often diagnosed in people between 30-40 years old17.

PNH has a significant unmet need not addressed by anti-C5 therapies (eculizumab or ravulizumab): despite treatment with anti-C5s, a large proportion of people with PNH remain anemic, fatigued and dependent on blood transfusions2,11-15,18,19.

About iptacopan

Iptacopan is an investigational first-in-class, orally administered targeted factor B inhibitor of the alternative complement pathway1-3. It acts upstream of the C5 terminal pathway, preventing not only intravascular but also extravascular hemolysis in PNH1-3. In doing so, iptacopan may have a therapeutic advantage over anti-C5 therapies by targeting a key part of the biology responsible for PNH while offering an oral monotherapy option1-3.

Discovered at the Novartis Institutes for BioMedical Research, iptacopan is currently in development for a number of other complement-mediated diseases (CMDs) where significant unmet needs exist, including kidney diseases C3G, IgAN, atypical hemolytic uremic syndrome (aHUS), membranous nephropathy (MN), lupus nephritis (LN), and blood disorders immune thrombocytopenic purpura (ITP) and cold agglutinin disease (CAD).

Based on disease prevalence and data from Phase II studies, iptacopan has received FDA Breakthrough Therapy Designation in PNH, orphan drug designations from the FDA and EMA in PNH and C3G, EMA PRIME designation for C3G, and EMA orphan drug designation in IgAN20-23.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “planned,” “may,” “could,” “anticipated,” “look forward,” “commitment,” “investigational,” “launch,” “to be presented,” “upcoming,” “continue,” “to evaluate,” “to assess,” “to be activated,” “expected,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for iptacopan, or regarding potential future revenues from iptacopan. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that iptacopan will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that iptacopan will be successfully launched in the markets where it is approved, or at any particular time. Neither can there be any guarantee that iptacopan will be commercially successful in the future. In particular, our expectations regarding iptacopan could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at https://twitter.com/novartisnews

For Novartis multimedia content, please visit https://www.novartis.com/news/media-library

For questions about the site or required registration, please contact media.relations@novartis.com

References

1.	Novartis. Data on file.
2.	Jang JH, et al. Iptacopan Effectively Controls Intra- And Extravascular Hemolysis And Leads To Durable Hemoglobin Increase In Patients With Treatment-Naïve PNH. Abstract presented at the 26th Annual Congress of the European Hematology Association (EHA) 2021.
3.	Schubart A, Anderson K, Mainolfi N, et al. Small-molecule factor B inhibitor for the treatment of complement-mediated diseases. Proc Natl Acad Sci U S A. 2019;116(16):7926-7931. doi:10.1073/pnas.1820892116.
4.	Merle NS, Noe R, Halbwachs-Mecarelli L, Fremeaux-Bacchi V, Roumenina LT. Complement System Part II: Role in Immunity. Front Immunol. 2015;6:257. Published 2015 May 26. doi:10.3389/fimmu.2015.00257.
5.	Risitano AM, et al. Addition of iptacopan, an oral factor B inhibitor, to eculizumab in patients with paroxysmal nocturnal haemoglobinuria and active haemolysis: an open-label, single-arm, phase 2, proof-of-concept trial. Lancet Haematol. 2021;8(5):e344-e354. doi: 10.1016/S2352-3026(21)00028-4.
6.	Clinicaltrials.gov. Study of Efficacy and Safety of Twice Daily Oral Iptacopan (LNP023) in Adult PNH Patients Who Are Naive to Complement Inhibitor Therapy (APPOINT-PNH). Available at https://clinicaltrials.gov/ct2/show/NCT04820530. Accessed September 2022.
7.	Clinicaltrials.gov. Study of Efficacy and Safety of Iptacopan in Patients With C3 Glomerulopathy. (APPEAR-C3G). Available at https://clinicaltrials.gov/ct2/show/NCT04817618. Accessed September 2022.
8.	Clinicaltrials.gov. Study of Efficacy and Safety of LNP023 in Primary IgA Nephropathy Patients (APPLAUSE-IgAN). Available at https://clinicaltrials.gov/ct2/show/NCT04578834. Accessed September 2022.
9.	Clinicaltrials.gov. Efficacy and Safety of Iptacopan (LNP023) in Adult Patients With Atypical Hemolytic Uremic Syndrome Naive to Complement Inhibitor Therapy (APPELHUS). Available at https://clinicaltrials.gov/ct2/show/NCT04889430. Accessed September 2022.
10.	Clinicaltrials.gov. Study of Efficacy and Safety of Twice Daily Oral LNP023 in Adult PNH Patients With Residual Anemia Despite Anti-C5 Antibody Treatment (APPLY-PNH). Available at https://clinicaltrials.gov/ct2/show/NCT04558918. Accessed September 2022.
11.	Hill A, et al. Paroxysmal nocturnal haemoglobinuria. Nat Rev Dis Primers 2017;3:17028.
12.	Risitano AM. Paroxysmal nocturnal hemoglobinuria and the complement system: recent insights and novel anticomplement strategies. Adv Exp Med Biol. 2013;735:155–72.
13.	Risitano AM and Rotoli B. Paroxysmal nocturnal hemoglobinuria: pathophysiology, natural history and treatment options in the era of biological agents. Biologics 2008;2(2):205–222.
14.	Hill A, et al. Eculizumab prevents intravascular hemolysis in patients with paroxysmal nocturnal hemoglobinuria and unmasks low-level extravascular hemolysis occurring through C3 opsonization. Haematologica 2010;95(4):567–573.
15.	Schrezenmeier H, et al. Baseline characteristics and disease burden in patients in the International Paroxysmal Nocturnal Hemoglobinuria Registry. Haematologica 2014;99(5):922–929.
16.	Cançado RD, Araújo A da S, Sandes AF, et al. Consensus statement for diagnosis and treatment of paroxysmal nocturnal haemoglobinuria. Hematol Transfus Cell Ther. 2021;43(3):341-348. doi:10.1016/j.htct.2020.06.006.
17.	Shah N, Bhatt H. Paroxysmal Nocturnal Hemoglobinuria. [Updated 2021 Aug 9]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2022 Jan-. Available from: https://www.ncbi.nlm.nih.gov/books/NBK562292/.
18.	Risitano AM. Anti-Complement Treatment in Paroxysmal Nocturnal Hemoglobinuria: Where we Stand and Where we are Going. Transl Med UniSa. 2014;8:43–52.
19.	Debureaux P, et al. Hematological Response to Eculizumab in Paroxysmal Nocturnal Hemoglobinuria: Application of a Novel Classification to Identify Unmet Clinical Needs and Future Clinical Goals. Blood. 2019;134(Suppl 1):3517.

20.	Novartis. Novartis investigational oral therapy iptacopan (LNP023) receives FDA Breakthrough Therapy Designation for PNH and Rare Pediatric Disease Designation for C3G. Available at https://www.novartis.com/news/media-releases/novartis-investigational-oral-therapy-iptacopan-lnp023- receives-fda-breakthrough-therapy-designation-pnh-and-rare-pediatric-disease-designation-c3g. Accessed September 2022.
21.	Novartis. Data on file.
22.	Novartis. Novartis received European Medicines Agency (EMA) PRIME designation for iptacopan (LNP) in C3 glomerulopathy (C3G). Available at https://www.novartis.com/news/media- releases/novartis-received-european-medicines-agency-ema-prime-designation-iptacopan-lnp-c3- glomerulopathy-c3g. Accessed September 2022.
23.	Novartis. Novartis announces European Medicines Agency (EMA) has granted orphan drug designation for iptacopan (LNP023) in IgA nephropathy (IgAN). Available at: https://www.novartis.com/news/media-releases/novartis-announces-european-medicines-agency- ema-has-granted-orphan-drug-designation-iptacopan-lnp023-iga-nephropathy-igan. Accessed September 2022.

# # #

Novartis Media Relations

E-mail: media.relations@novartis.com

Central		US
Richard Jarvis	+41 79 584 2326	Julie Masow	+1 862 579 8456
Anna-Katharina Schäfers	+41 79 801 7267	Jamie Bennett	+1 862 217 3976
Anja von Treskow	+41 79 392 9697	Michael Meo	+1 862 274 5414

Switzerland
Satoshi Sugimoto	+41 79 619 2035

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 345 4440
Nicole Zinsli-Somm	+41 61 324 3809	Alina Levchuk	+1 862 778 3372
Isabella Zinck	+41 61 324 7188	Parag Mahanti	+1 973-876-4912

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 24, 2022	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting